HEALTHAXIS, INC.
7301 North State Highway 161, Suite 300
Irving, TX 75039

August 11, 2005

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Healthaxis Inc. Registration Statement on Form S-3 Filed June 27, 2005 File No. 333-126146

Dear Ms. Jacobs:

     Set forth below are the responses of Healthaxis Inc. (the “Company”) to the Commission’s comment letter dated July 28, 2005.

     For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.

     Because only a few of the Staff’s comments would require changes to the Registration Statement on Form S-3 (the “Registration Statement”), we have included herein our proposed modifications to the Registration Statement as appropriate, and otherwise provided the responses requested.

Form S-3

General

1.	We note that this registration statement covers 3,333,333 shares of common stock underlying a warrant issued to Tak Investments, Inc. We further note that this warrant allows Tak Investments to exercise the warrant for up to 2,222,222 shares, but allows Healthaxis the right to call the exercise of this warrant for up to 3,333,333 shares under certain conditions. Considering that Tak Investments has the right to appoint up to three designees to the board of Healthaxis and the board (including the Tak Investment designee(s)) must unanimously agree to call the exercise of the warrant, it appears that Tak Investment retains some amount of investment control regarding the compelled exercise of this warrant. Accordingly, please provide us with an analysis of why the shares underlying this warrant are eligible for registration at this time, given the apparent investment decision that remains in the hands of Tak Investments through its designees on your board.

As disclosed in the Registration Statement, on May 13, 2005, pursuant to a Stock and Warrant Purchase Agreement, Tak Investments, Inc. (“Tak Investments”) purchased from the Company certain shares of the Company’s common stock and three warrants (the “Warrants”) exercisable for additional shares of common stock (the “Private Placement”). As further disclosed in the Registration Statement, and as the Staff correctly points out, the first Warrant contains a provision permitting the Company to call the exercise of the Warrant under certain conditions, which include the unanimous approval of such action by the Company’s Board of Directors (including the approval of Tak Investments’ designees to the Board). While the Company fully expects that Tak Investments’ designees to the Board of Directors will exercise their fiduciary duties on behalf of all of the Company’s shareholders when determining whether to call the exercise of the first Warrant, the Company acknowledges that Tak Investments does retain a degree of control over whether the first Warrant is called for exercise. Putting aside this call feature in the first Warrant, the first Warrant, and also the second and third Warrants, are otherwise like most other warrants, which leave the decision to exercise the warrants to the discretion of the holder of the warrants. Each of the Warrants provides for a fixed exercise price and permits Tak Investments, the holder of the Warrants, to exercise the Warrants for as many or as few of the shares of common stock covered by the Warrants as Tak Investments desires.

The Company believes that it is a common, accepted practice to register for resale the securities underlying warrants following the completion of the sale of the warrants in a private offering, but prior to the time that the warrants are exercised for the underlying securities. This practice is supported by the Staff’s rulemaking efforts and no-action positions. Most fundamentally, the Staff’s no-action letter issued in Black Box Incorporated (June 1990) and in other no-action letters stated that in relying on Rule 152 under the Securities Act, “the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.” In the context of warrants issued in a private offering, proposed Rule 152 included in the so-called “Aircraft Carrier Release” (SEC Release 33-7606 (1998)) states that when the private offering includes warrants, the “offering of securities underlying convertible securities or warrants will be considered completed if the offering of the convertible securities or warrants to which it relates is completed.” See Proposed Rule 152(a)(3); see also Quad City Holdings, Inc. (Apr. 8, 1993) and The Equitable Life Assurance Society of the United States (Feb. 18, 1992)) for examples where in the context of the filing of a registration statement subsequent to a private offering that included warrants the Staff did not object to the view that the investment decision relating to the warrants and underlying securities was made at the time of the closing of the private offering.

The Company believes that the treatment of the Warrants sold to Tak Investments in the Private Placement should be treated consistent with the Staff’s treatment of warrants in this context. The Company believes that the essential investment decision relating to the Warrants purchased by Tak Investments was made at the time of the closing of the Private Placement and is inseparable from Tak Investments’ decision at that time to purchase the associated shares of common stock of the Company. Tak Investments made a $5 million investment in the Company through the Private Placement and, as part of that investment decision, negotiated the purchase of three Warrants having specific terms. The value of the Warrants purchased by Tak Investments will be realized by Tak Investments if the Company’s common stock price rises above the exercise prices fixed in the Warrants. In the event that the Company’s common stock price rises above the exercise prices stipulated in the Warrants, then it is likely that Tak Investments will elect to exercise the Warrants and, under the proposed terms of the Registration Statement, proceed to resell the underlying shares of common stock in the market in order to liquidate the value associated with the Warrants. The investment decision relating to the Warrants was made by Tak Investments at the time of the Private Placement, when as part of its decision to invest in the Company it negotiated the exercise price for each of the Warrants, the number of shares of common stock covered thereby, the period of time during which the Warrants could be exercised and certain cashless exercise features. Tak Investments’ remaining decision is largely one of timing, hinging significantly on the performance of the Company’s common stock price.

2.	We also note that this registration statement includes 2,777,777 shares underlying the two additional warrants issued to Tak Investments, Inc. on May 13, 2005. It appears from exhibits 10.3 and 10.4 to the Form 8-K filed May 17, 2005, that the maximum number of shares that may be purchased upon the exercise of these warrants is, in part, contingent upon the number of shares purchased from the exercise of warrant 2005-01, which is described in the comment above. Since the number of shares Tak Investments is eligible to purchase under these warrants is contingent upon its investment decisions with respect to warrant 2005-01, it appears that the 1,666,665 shares underlying the contingent part of these warrants are not eligible for registration at this time because Tak Investments has a subsequent investment decision to make before the number of shares eligible for purchase upon the exercise of these warrants is determined. Please revise your registration statement accordingly or provide us with an analysis of why the 1,666,665 additional shares may be included in the registration statement.

As noted by the Staff, the Registration Statement includes 2,777,778 shares underlying the second and third Warrants sold to Tak Investments in the Private Placement. In the aggregate, these Warrants may be exercised for at least 1,111,112 shares of common stock and, depending upon the number of shares exercised by Tak Investments under the first Warrant, up to an additional 1,666,666 shares. At the time of the Private Placement, Tak Investments negotiated the terms of these Warrants to permit the exercise for a minimum number of shares of common stock with a variable ceiling. The Company respectfully submits that, as noted in its response to Comment #1 above, that the fundamental investment decision made with respect to these Warrants was made by Tak Investments at the time of the Private Placement. Further, while the maximum number of shares for which the second and third warrants are exercisable cannot yet be determined, these Warrants are no different than most other warrants in the sense that the warrant holder decides in its own discretion whether to exercise all or some portion of the shares covered by the warrants. This decision is usually driven by the warrant holder’s judgment as to the anticipated future relationship between the company’s stock price and the exercise price set forth in the warrant.

3.	As a follow-up to the two comments above, please provide us with a detailed analysis as to whether your offer of warrants to Tak Investments was completed prior to the filing of this registration statement. In this regard, we note that all three warrants are exercisable for amounts of shares that have not yet been determined and are contingent on future investment decisions by Tak Investments.

Per the analysis set forth in the Company’s responses to Comments #1 and #2 above, the Company believes that its sale of shares of common stock and Warrants to Tak Investments was completed at the time of the closing of the Private Placement and prior to the filing of the Registration Statement. The Company repeats its references to the Aircraft Carrier Release and the no-action letters cited in response to Comment #1 in support of its view that the offering of the shares of common stock underlying the Warrants was also complete at the time of the closing of the Private Placement.

Front Cover

4.	We note from your risk factor disclosure on page 8 that you currently have effective registration statements for the registration of the resale of a substantial number of shares of your common stock. Please include a brief description of all concurrent public offerings in the prospectus and expand your front cover page to disclose the existence of these concurrent offerings and to indicate the number of shares covered by the other registration statements.

We propose adding disclosure to the cover of the prospectus in response to the comment regarding the number of shares registered pursuant to one effective registration statement and three registration statements registering the resale of shares issuable pursuant to stock options under employee benefit plans. We propose adding similar disclosure to the risk factor on page 8 in response to the comment.

Selling Shareholders, page 11

5.	Please expand the filing to describe the material transactions and relationships between Healthaxis and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares or warrants received by them. For example, while we note the disclosure you have provided in your prospectus summary, in this section you do not appear to provide a meaningful description of the terms of the warrants issued to Tak Investments or the warrants issued to Triple Tree, LLC. Additionally, your current disclosure provides no information regarding the value of the services provided in exchange for the warrants granted to TripleTree. Ensure that your next amendment is revised to provide all of the information noted above.

We propose replacing the disclosure under “Recent Developments” with the disclosure attached hereto as Exhibit A, and adding the disclosure under Exhibit B to the disclosure following the selling securityholders table. You will note that this revised disclosure is largely drawn from the Company’s definitive proxy statement dated March 30, 2005 pursuant to which the Company’s common shareholders approved the transactions with Tak Investments.

6.	Please confirm that none of the selling shareholders is an affiliate of a broker-dealer.

We hereby confirm that neither Sharad Tak nor Tak Investments is an affiliate of a broker-dealer. We hereby confirm that each of Kevin Green, David Henderson and Scott Tudor are an affiliate of a broker-dealer. Please be advised that these latter individuals acquired the shares offered in the ordinary course of business, and at the time of the acquisition of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We propose adding a footnote (4) next to each of their names in the selling securityholders table and adding the following as the text of such footnote:

(4) Each of these individuals is an affiliate of a broker-dealer, acquired the shares offered hereby in the ordinary course of business, and at the time of the acquisition of the securities, did not have any agreements or understanding, directly or indirectly, with any person to distribute the securities.

Plan of distribution, page 12

7.	You indicate that selling shareholders may create short positions in the offered securities in connection with the offering. In your response letter, please advise us that Healthaxis and the selling shareholders are aware of CF Tel. Interp. A.65.

The Company supplementally advises the Staff that Healthaxis and the selling shareholders are aware of CF Tel Interp. A.65.

8.	Tell us what steps you have implemented to ensure that each of the selling shareholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461 of Regulation C. In this regard, we note your disclosure that the anti-manipulation provisions of Regulation M may apply to the selling shareholders’ sales in the market. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

The Company supplementally informs the Staff that each selling stockholder has indicated an understanding of Regulation M and has provided a written undertaking to conduct the distribution in compliance with Regulation M.

We will revise the Form S-3 disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Item 16. Exhibits, page II-2

9.	All agreements memorializing the issuance transactions regarding shares being registered for the accounts of the selling shareholders should be filed as exhibits to the registration statement. For example, while we note that you have filed the Stock and Warrant Purchase Agreement and related warrants as exhibits to your Form 8-K filed May 17, 2005, such documents should be included on the exhibit index and specifically incorporated by reference from your prior filing. Additionally, ensure that all agreements governing your relationship with TripleTree are filed, as well. See Item 601(b)(1)(10)(ii) of Regulation S-K.

We note that as a general matter, Item 601 of Regulation S-K does not require Item 10 (material contracts) exhibits for a registration statement on Form S-3. However, because the contracts between the Company and the Investor are material to the Company and related to the issuance transactions, we will add them as exhibits to the Form S-3 by incorporating them by reference to our prior filing.

We propose to add disclosure regarding the agreement between the Company and TripleTree to the Form S-3 Registration Statement, as set forth in the last section of Exhibit A hereto. However, the Company has never deemed this contract to be material in either amount or significance. The agreement is terminated except for the confidentiality provisions and the possibility that upon the occurrence of certain types of transactions, the Company may owe TripleTree an additional fee. Because of the immateriality of this contract, the Company does not believe that it is necessary or appropriate to file it as an exhibit to the Form S-3.

We acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Upon confirmation that we have satisfactorily resolved all of the Staff’s comments, we would propose to promptly file an amendment to the Registration Statement containing such modifications. Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 443-5241.

Sincerely,

/s/ J. Brent Webb

J. Brent Webb

cc: John B. McKnight, Esq.

Exhibit A

Following approval by the Company’s common shareholders, on May 13, 2005 the Company closed a financing transaction (the “Securities Transactions”) with Tak Investments, Inc. (“Tak Investments” or the “Investor”), a Delaware corporation owned by Mr. Sharad Tak. The following summary of the transaction agreements is qualified by reference to the complete text of (i) the Purchase Agreement with the Investor, (ii) the forms of each Warrant, (iii) the Investor Rights Agreement with the Investor, (iv) the Registration Rights Agreement with the Investor, and (v) the Remote Resourcing Agreement with Healthcare BPO Partners, L.P., an affiliate of the Investor.

The Purchase Agreement

     The Purchase Agreement, by and among the Company and the Investor, provides for the issuance at Closing to the Investor of 2,222,222 shares of Common Stock at a per share purchase price of $2.25 and Warrants exercisable for up to an additional 6,111,111 shares of the Common Stock.

     The Purchase Agreement contains representations and warranties relating to the Company’s organization and qualification, capitalization, authorization and enforceability of the Purchase Agreement, the Company’s filings with the SEC, the applicability of various anti-takeover laws and arrangements to the Company, certain aspects of the Company’s business, such as labor relations, employee benefit plans, intellectual property, and the Company’s back-up of its computer software, among other matters. The Purchase Agreement also contains representations and warranties by the Investor relating to, among other matters, its investment intent, its status as an accredited investor, the authorization, binding effect and enforceability of the Purchase Agreement and its obligations thereunder. Please note that the representations and warranties contained in the Purchase Agreement are, in certain instances, qualified by confidential disclosure schedules, and therefore a shareholder should not rely on the representations and warranties as characterizations of the complete state of facts with respect to such matters.

     The Purchase Agreement also contains a number of covenants, including:

  the timely filing of any reports requ`ired by the Securities Exchange Act of 1934, as amended,

  the listing of the shares of Common Stock, including shares issuable upon the exercise of the Warrants, on Nasdaq and the reservation for issuance of such shares by the Company, and a prohibition of offers or sales by the Company of any security under circumstances that would require registration of the Common Stock, the Warrants, or the underlying common shares.

     The obligation of the Company and the Investor to effect the closing of the Securities Transactions pursuant to the Purchase Agreement was conditioned on the satisfaction or waiver of certain conditions, all of which were either satisfied or waived on or before the closing.

     In general, each of the parties to the Purchase Agreement paid its own fees and expenses relating to the Securities Transactions. However, the Company paid $375,000 to Investor at the Closing with respect to certain of the Investor’s fees and expenses.

     The Company has agreed to indemnify the Investor for any losses it suffers as a result of the Company’s breach of any representation, warranty, covenant or agreement made by or to be performed by the Company under the Purchase Agreement.

     The parties have agreed to submit any dispute arising under the transaction documents to arbitration.

The Warrants

     Three different forms of Warrant were issued at the Closing. Warrant #1 has an initial exercise price of $2.25 per share. Warrant #1 is exercisable at the option of the holder for up to 2,222,222 shares of common stock from the date of Closing until the second anniversary of the effectiveness of the registration statement of which this prospectus is a part (the “Expiration Date”). Warrant #1 is exercisable from time to time in whole or in part.

     The Company has the right to compel the holder of Warrant #1 to exercise Warrant #1 with respect to not more than 2,222,222 shares of Common Stock at any time during the period commencing six months after the date of Closing and ending on the Expiration Date if, and only if:

  at the time of the exercise, there is no litigation pending or to the Company's knowledge, threatened, such that a loss contingency in excess of $1.0 million is required, exclusive of amounts reasonably expected to be paid by the Company's insurance company;

  the Company uses the proceeds of the compelled exercise to effectuate an acquisition or another business purpose approved by the Board of Directors;

  at the time of the exercise, the Company is not the subject of bankruptcy or similar proceedings; and

  the Board of Directors, including the Investor’s designee(s) then serving on the Board of Directors, unanimously agree to compel exercise of Warrant #1.

The Company has the right to compel the holder of Warrant #1 to exercise Warrant #1 with respect to not more than an additional 1,111,111 shares of Common Stock at any time during the period commencing on the date of Closing and ending on the Expiration Date if, and only if:

  at the time of the exercise, there is no litigation pending or to the Company's knowledge, threatened, such that a loss contingency in excess of $1.0 million is required, exclusive of amounts reasonably expected to be paid by the Company's insurance company;

  at the time of the exercise, the Company is not the subject of bankruptcy or similar proceedings;

  the Company uses the proceeds of the exercise to effectuate an acquisition of another entity or for another business purpose approved by the Company's Board of Directors; and

  the Board of Directors, including the Investor’s designee(s) then serving on the Board of Directors, unanimously agree to compel exercise of Warrant #1.

     Warrant #2 is exercisable for 555,556 shares of Common Stock, plus one additional share of Common Stock for each four shares of Common Stock purchased pursuant to Warrant #1 described above, for an aggregate of up to 1,388,889 shares of Common Stock. Warrant #2 has an initial exercise price of $2.70 per share. Warrant #2 is exercisable at the option of the holder from the date of Closing until the third anniversary thereof. Warrant #2 is exercisable from time to time in whole or in part.

     Warrant #3 is exercisable for 555,556 shares of Common Stock, plus one additional share of Common Stock for each four shares of Common Stock purchased pursuant to Warrant #1 described above, for an aggregate of up to 1,388,889 shares of Common Stock. Warrant #3 has an initial exercise price of $3.15 per share. Warrant #3 is exercisable at the option of the holder from the date of Closing until the fourth anniversary thereof. Warrant #3 is exercisable from time to time in whole or in part.

     Warrants #2 and #3 have a cashless exercise feature, permitting the holder, in lieu of paying the exercise price, to surrender the Warrant for a number of shares of Common Stock determined by multiplying the number of shares of Common Stock underlying the Warrant by a fraction based on the exercise price of the Warrant and the current market value of the Common Stock. However, the cashless exercise feature can only be used by the holder after the first anniversary of the date of Closing (the second anniversary for Warrant #3) and only to purchase 10% of the shares of Common Stock covered thereby, and if (i) Warrant #1 has been exercised for at least $5.0 million; (ii) the Company’s Common Stock does not trade, at any time during the 12-month period immediately prior to the exercise date, at a daily market price greater than $3.50 per share for 20 trading days during any consecutive 30 trading day period; and (iii) if the Company’s average annual sales growth rate for the two fiscal years immediately prior to the exercise date is less than 15%.

     The exercise price and number of covered shares of Common Stock for each of the three Warrants will be subject to adjustment upon a common stock split, reclassification, recapitalization, exchange, reorganization, merger, consolidation, the distribution of evidences of indebtedness or assets to the Common Shareholders or other similar corporate event.

The Investor Rights Agreement

     Pursuant to the Investor Rights Agreement, the Investor agreed to certain transfer restrictions on its purchased shares of Common Stock and the Warrants and shares of Common Stock underlying the Warrants (the “Restricted Securities”), and the Company agreed to certain limited restrictions on its future activities and to making certain nominations to its Board of Directors.

     During the one-year period following the Closing, the Investor is prohibited from transferring the Restricted Securities, provided that the Investor may at any time transfer up to 25% of the Restricted Securities; however, Warrant #1 cannot be transferred without the Company’s approval.

     The Company (and its designee) has a right of first refusal on any proposed transfer after the first anniversary of the Closing and until the Investor owns less than 10% of the Common Stock on a fully-diluted basis, to the extent that such transfer would result in the transferee owning 1,000,000 or more shares of Common Stock. If the Investor wants to engage in any such transaction, it must first give written notice to the Company, and the Company will have 15 business days from receipt of the notice to elect to purchase all (but not less than all) of the offered securities at the same price and subject to the same terms and conditions as set forth in the notice to the Company. If the Company or its designee does not exercise the right of first refusal, the Investor may complete the transfer of the Restricted Securities.

     After the first anniversary date of the Closing, transfers of the Restricted Securities will only be subject to restrictions imposed by applicable state or federal securities laws, and will not be restricted by the terms of the Investor Rights Agreement, except for the Company’s right of first refusal described above.

     The Company has agreed with the Investor that through the period ending on the earlier of the second anniversary of the date of effectiveness of the registration statement covering the resale of the shares of Common Stock pursuant to the Registration Rights Agreement, and the date on which the Investor beneficially owns neither (i) at least 10% of the Company's Common Stock on a fully-diluted basis, nor (ii) 75% or more of the combined number of shares of Common Stock purchased under the Purchase Agreement and issued or issuable under the Warrants, the Company will not take any of the following actions without the Investor's consent:

  sell a substantial portion of assets or stock, or consummate any consolidation or merger of the Company with another entity, or any material acquisition of or by the Company,

  transfer operational, managerial or voting control of the Company,

  create any equity or convertible debt security senior to the Common Stock,

  repurchase or redeem any shares of the Company's Series A Convertible Preferred Stock,

  enter into a new line of business or effect a material change in the nature of the Company’s business, or enter into any contract, agreement, understanding or arrangement relating to business operational activities conducted by the Company or its affiliates outside of the Untied States.

     The Company has also agreed to certain representation on its Board of Directors for the Investor. Upon the Closing, and as long as the Investor owns not less than the lesser of (i) 25% of the Company’s Common Stock on a fully-diluted basis or (ii) 75% or more of the number of shares of Common Stock purchased under the Purchase Agreement and issued or issuable upon exercise of the Warrants, the Company has agreed to cause two of Investor's designees to be nominated to the Board of Directors, to include such designees in the Company’s annual proxy statements, to use its reasonable best efforts to cause such designees to be elected to the Board of Directors, and to allow Investor the right to designate one person to be an observer at all board meetings (the Investor’s initial designated observer is Mr. Tak). In accordance with the terms of the Investor Rights Agreement, the Investor recently designated and the Board of Directors elected two additional members to the Board of Directors. If the Investor's security ownership in the Company falls below the requirement described above, but remains at or above 10% of the Company's Common Stock on a fully-diluted basis, then the Investor will only have the right to designate one board member, and no observer rights. If the total number of directors is fixed at a number greater than nine, then the Investor will be entitled to appoint a third designee, subject to the security ownership requirements described above.

     Pursuant to the Investor Rights Agreement, until 18 months after the Closing, the Investor will have the right to purchase up to 50% of any equity securities offered by the Company less the amount purchased by other currently existing holders of rights of first offer. If the Company wants to engage in any such transaction, it must first give written notice to the Investor, who will have 5 business days from receipt of the notice to elect to purchase its portion of the offered securities at the same price and subject to the same terms and conditions as set forth in the notice to the Investor. If the Investor does not purchase its portion of the securities so offered, the Company can proceed with the offer and sale of the securities to a third party.

The Registration Rights Agreement

     The Company has filed the registration statement on Form S-3 of which this prospectus forms a part for the resale of all 8,333,333 shares of Common Stock, including the shares issuable upon exercise of the Warrants, and any shares of the Company’s capital stock issued with respect to these securities as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise. These securities with registration rights are referred to as the registrable securities. The Company is required to cause the registration statement to become effective as soon as possible after the filing, but no later than 120 days after the filing date, and to keep the registration statement effective until all of the registrable securities can be sold under applicable law without the use of a registration statement.

     The holders of registrable securities also have “piggyback” registration rights, meaning that if the Company files a registration statement with the SEC relating to an underwritten public offering, the Company will send a notice to holders of registrable securities that it intends to file such a registration statement, and the holders can request that their registrable securities be included in the registration statement, and the Company will use its reasonable best efforts to include their registrable securities in the registration statement unless the underwriter of the offering determines that the inclusion of the registrable securities will materially adversely affect the related offering.

     The Registration Rights Agreement provides that the Company follow certain procedures in connection with its registration obligations, including the following:

  five business days prior to the filing of a registration statement, the Company will furnish to the holders, their attorney and any managing underwriter, copies of all documents proposed to be filed, which will be subject to their review, the Company will not file a registration statement or any prospectus or any amendments or supplements thereto to which holders of a majority of the registrable securities reasonably object,

  the Company will file any amendments to the registration statement as necessary to keep it continuously effective, and respond within 10 business days to any comments of the SEC on the registration statement, the Company will notify the holders of registrable securities and their attorney and any underwriter when filings are made, when the SEC notifies the Company whether there will be a “review” of the registration statement, when the registration statement or post-effective amendment thereto becomes effective, and of certain other matters, the Company will provide copies of the registration statement and prospectus to each holder,

  the Company will supplement and amend the registration statement and prospectus as necessary,

  the Company will cause all registrable securities to be listed on Nasdaq, and the Company may exclude from the registration statement any holder who does not provide the information required by law to be disclosed in the registration statement within a reasonable time after receiving such request.

     The Registration Rights Agreement provides that the Company may by written notice require that the holders immediately cease sales of registrable securities at any time that (i) the Company becomes engaged in a business activity or negotiation which is not disclosed in a registration statement which the Company reasonably believes must be disclosed and which the Company desires to keep confidential for business purposes, (ii) the Company determines that a particular disclosure determined to be required to be disclosed therein would be premature or would materially adversely affect the Company, or (iii) the registration statement or related prospectus can no longer be used under the existing rules and regulations for the Securities Act. The Company will use its commercially reasonable best efforts to ensure that use of the Registration Statement may be resumed as soon as practicable.

     The Company has indemnified each holder from any losses and expenses related to material misstatements or omissions from the registration statement. The holders have indemnified the Company for any losses related to information they provide to the Company and that it must include in the registration statement. If such indemnification is found to be contrary to public policy, then the indemnifying party shall contribute to the amount paid by such indemnified party an amount in such proportion as is appropriate to reflect the relative fault of the indemnifying party in such losses as well as any other relevant equitable considerations.

     The expenses associated with such registration obligations, other than transfer taxes and selling commissions, will be borne by the Company.

Remote Resourcing Agreement

     A subsidiary of Healthaxis entered into the Resourcing Agreement with Healthcare BPO Partners, L.P., an affiliate of the Investor controlled by Mr. Tak, with operations in India. The Resourcing Agreement allows the Company to take advantage of lower cost remote resources to provide operational scalability, redundancy and capacity. Healthcare BPO Partners provides personnel resources and supporting infrastructure to the Company using its existing and future operations in India and in the United States. Healthcare BPO Partners provides a production center facility and personnel that is utilized by the Company to perform data capture and other claims front-end business processing services, and technical and professional personnel resources that will be used by the Company in support of various functions.

     During the term of the Resourcing Agreement, Healthcare BPO Partners will be the Company's exclusive provider of data capture services outside of the United States, except for the Company's existing Jamaica operations. Healthcare BPO Partners will invoice the Company monthly at agreed-upon rates, subject to annual increases. Under the terms of the Resourcing Agreement, all functions must be provided at globally competitive rates and meet quality and service level standards that are consistent with quality and service level standards Healthaxis is required to maintain for its customers. If the Company believes that it could obtain services similar to those provided by Healthcare BPO Partners from an unaffiliated third party provider at a significantly lower price, then the parties agree to work together in good faith to amend the Resourcing Agreement to provide for the establishment of additional offshore processing facilities, at a reasonably competitive price.

     The Resourcing Agreement is for an initial five year term. By giving prior written notice not less than six months prior to the expiration date of the initial term, either party has the right to negotiate in good faith, during a 60-day period, the terms and conditions upon which the term of the Resourcing Agreement may be extended for a period of five years following the expiration date of the initial five year term. If the parties are unable to reach an agreement, the Resourcing Agreement will expire. If either party commits a material breach of the Resourcing Agreement and does not cure it within 30 days after written notice, the non-breaching party may terminate the Resourcing Agreement. If the breach is of the type that cannot be cured within 30 days, then the breaching party must promptly proceed to commence curing the breach. The Resourcing Agreement may be terminated either in whole or in part with 180 days prior written notice if there are changes in applicable law that frustrate the essential purpose of the Resourcing Agreement. In addition, if Tak Investments neither owns in the aggregate 25% or more of the Common Stock on a fully-diluted basis, nor owns 75% or more of the combined number of shares of Common Stock purchased at the Closing of the Securities Transactions and shares of Common Stock issued or issuable upon exercise of the Warrants, then the Resourcing Agreement may be terminated by Healthaxis. On any event of termination or expiration of the Resourcing Agreement, Healthaxis is entitled to certain transition assistance and to continue to receive the resource services through the transition period.

     The parties indemnify each other for certain breaches regarding the protection of proprietary information, infringement of other persons' proprietary rights, and certain claims by government regulators or agencies.

     Agreement with TripleTree LLC

     On October 1, 2003, the Company retained TripleTree LLC to provide strategic advisory services and act as the Company’s exclusive financial advisor in connection with the consideration of certain transactions. Under the terms of the engagement letter, TripleTree had the exclusive right to represent the Company from October 1, 2003 through October 1, 2004 (the “Exclusive Period”). The agreement terminated on October 1, 2004, although TripleTree may be due additional fees if the Company undertakes certain transactions with certain parties on or before October 1, 2005.

     As the Company’s exclusive agent, TripleTree provided certain types of services, including the following:

  conducting such investigation and analysis as TripleTree considered appropriate with respect to the business and operations of the Company and of the industry and markets that it serves;

  working with the Company’s management to evaluate the Company’s strategic alternatives to maximize shareholder value; and

  Assisting in the negotiations with the Investor.

     In consideration for TripleTree’s services, the Company paid TripleTree a retainer fee, a monthly fee for five months, and agreed to pay TripleTree a success fee if a transaction was closed during the Exclusive Period or during the 12 month period following termination of the agreement. The warrants issued to TripleTree were consideration in addition to the cash fee. These warrants have an exercise price of $2.25 per share, are exercisable at any time from May 13, 2005 through May 13, 2015, and have a cashless exercise feature if certain conditions are met.

Exhibit B

     TripleTree also rendered an opinion to the Company’s board of directors as to whether the preferred stock modification transaction between the Company and the holders of its Series A Convertible Preferred Stock in June 2004 was fair, from a financial point of view, to the Company and to its common shareholders. Pursuant to the terms of the Company’s engagement letter with TripleTree, the Company paid TripleTree a fairness opinion fee of $100,000, $20,000 of which was paid at the time of the execution of the engagement letter and $80,000 of which was payable upon TripleTree’s delivery of its fairness opinion to the Company’s board of directors. The Company also agreed to reimburse TripleTree its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel in an aggregate amount not to exceed $5,000, and to indemnify TripleTree and related persons against liabilities arising out of its engagement. Payment of the fairness opinion fee to TripleTree was not contingent upon the closing of the preferred stock modification transaction.